                       Securities and Exchange Commission

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934


       Hearst-Argyle Television, Inc. (formerly Argyle Television, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Series A Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  422317 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Dean H. Blythe
                               888 Seventh Avenue
                            New York, New York 10106
                                 (212) 649-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 29, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

CUSIP NO. 422317 10 7                                                     Page 2

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Blake Byrne
--------------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
       3      SEC USE ONLY

--------------------------------------------------------------------------------
       4      SOURCE OF FUNDS*

              OO (See Item 3)
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

--------------------------------------------------------------------------------
       6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 655,863 (See Item 5)
 NUMBER OF           -----------------------------------------------------------
   SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH             -----------------------------------------------------------
 REPORTING                 9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                         655,863 (See Item 5)
                     -----------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              655,863 (See Item 5)
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                                                                             [_]

--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 pages

CUSIP NO. 422317 10 7                                                     Page 3

--------------------------------------------------------------------------------
       1      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Skylark Foundation
--------------------------------------------------------------------------------
       2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [_]

                                                                       (b)   [_]

--------------------------------------------------------------------------------
       3      SEC USE ONLY

--------------------------------------------------------------------------------
       4      SOURCE OF FUNDS*

              OO (See Item 3)
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]

--------------------------------------------------------------------------------
       6      CITIZENSHIP OR PLACE OF ORGANIZATION

              California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 55,231 (See Item 5)
 NUMBER OF           -----------------------------------------------------------
   SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       0
    EACH             -----------------------------------------------------------
 REPORTING                 9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                         55,231 (See Item 5)
                     -----------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              55,231 (See Item 5)
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                                                                             [_]

--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Less than 1%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 pages

Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of Series A Common Stock, par value $.01 per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc.(formerly Argyle Television, Inc.), a Delaware corporation ("Hearst-Argyle" or the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10106, and its telephone number at such address is (212) 649-2000.


Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f)   This statement is filed by Blake Byrne ("Byrne") and Skylark
Foundation (each, a "Filing Person" and collectively, the "Filing Persons").

     Byrne is a citizen of the United States of America. Skylark Foundation is a charitable organization established by Byrne under Section 501(c) of the Code. Its and Byrne's principal place of business and principal office is located at 9220 Sunset Boulevard, Suite 210, Los Angeles, California 90069.

     The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of Skylark Foundation are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

     (d)-(e) None of the Filing Persons nor, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The issued and outstanding shares of common stock of Argyle Television, Inc. ("Argyle") beneficially owned by the Filing Persons were converted into shares of Series A Common Stock in the Merger. As a consequence, no funds were required.


Item 4.   Purpose of Transaction.
          ----------------------

     Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, among The Hearst Corporation, a Delaware corporation ("Hearst"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst, and Argyle, effective as of August 29, 1997, Merger Sub merged with and into Argyle (the

                               Page 4 of 9 pages

"Merger"), with Argyle as the surviving corporation in the Merger renamed "Hearst-Argyle Television, Inc." The Filing Persons acquired their shares of Series A Common Stock pursuant to the Merger.

     On September 5, 1997, Hearst-Argyle filed a registration statement on Form S-3 relating to shares of Series A Common Stock received in the Merger by stockholders who are former partners of certain partnerships which held shares of Argyle common stock prior to the Merger. Such stockholders received shares of Argyle common stock from the partnerships pursuant to previously adopted plans of liquidation prior to consummation of the Merger and acquired their shares of Series A Common Stock in exchange for their shares of Argyle common stock in the Merger.

     The Company executed a Registration Rights Agreement for the benefit of certain holders of Series A Common Stock that are former partners of Argyle Television Investors, L.P. (the "ATI Holders"). The Registration Rights Agreement provides that such ATI Holders have the right, subject to certain limitations and conditions, to require Hearst-Argyle to register for distribution through a firm commitment underwriting all or any portion of the Series A Common Stock issued to them in the Merger. In addition, the ATI Holders also have piggyback registration rights with respect to any proposed offering of Series A Common Stock for cash through a firm commitment underwriting sought by Hearst-Argyle.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The aggregate number and percentage of the shares of the Company's capital stock beneficially owned by each of the Filing Persons, and for all of the Filing Persons collectively, is set forth on Schedule II attached hereto and incorporated herein by reference.

     (b) Schedule II attached hereto shows the number of shares of the Company's capital stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Filing Persons.

     (c)  See Item 4 above.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relations with Respect to
          --------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

     See Item 4 above.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     7.1 Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, HAT Merger Sub, Inc., HAT

                               Page 5 of 9 pages

          Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-4 (Registration No. 333-32487)).

     7.2 Form of Registration Rights Agreement among Hearst-Argyle Television, Inc. and certain Holders (incorporated by reference to Exhibit B to Exhibit 2.1 of the Company's Registration Statement on Form S-4 (Registration No. 333-32487)).

                               Page 6 of 9 pages

                                  SCHEDULE I

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
                 AND CONTROLLING PERSONS OF SKYLARK FOUNDATION

SKYLARK FOUNDATION
Directors and Officers:

                                   Principal Occupation and
                                   ------------------------
Name and Position                      Business Address
-----------------                      ----------------

Blake Byrne                     Investments
(Chairman of the Board and      9220 Sunset Boulevard
 Chief Financial Officer)       Suite 210
                                Los Angeles, California
                                90069

Jocelyn B. Byrne                Community Volunteer
(President and Director)        642 East 5th Avenue
642 East 5th Avenue             Durango, Colorado  81301
Durango Colorado  81301

John Byrne                      Television Sales Account
(Secretary and Director)         Representative
2237 Winding Wood Lane          Katz Television
Charlotte, North Carolina       5821 Fair View Road
 28209                          Suite 407
                                Charlotte, North Carolina
                                28209

                               Page 7 of 9 pages

                                  SCHEDULE II

                  CERTAIN INFORMATION REGARDING INTERESTS OF
    FILING PERSONS IN HEARST-ARGYLE TELEVISION, INC. AS OF AUGUST 29, 1997

     The following table sets forth, based on information as of August 29, 1997, the beneficial ownership of the Company's capital stock as to: (i) each Filing Person and (ii) all Filing Persons, collectively.


Name of Each Beneficial Owner            Shares       Percent
-----------------------------         Beneficially      of
                                        Owned (a)    Class (b)
                                      -------------  ---------
Blake Byrne (c).....................       655,863        7.9%
Skylark Foundation..................        55,231           *
COLLECTIVE TOTAL OF FILING PERSONS..       655,863        7.9%

-------------------------
*  Represents beneficial ownership of less than 1%.

(a) Each Filing Person has sole voting and investment power, except as otherwise noted.
(b) Hearst beneficially owns 38,611,002 shares of Series B Common Stock, such shares being convertible, at any time, into shares of Series A Common Stock on a share-for-share basis. Assuming that all such shares of Series B Common Stock are so converted, the percentage of Series A Common Stock beneficially owned by such persons is as follows: (i) Byrne, 1.4%; (ii) Skylark Foundation would beneficially own less than 1%; and, (iii) collective total of all Filing Persons, 1.4%.
(c) Represents (i) 600,632 shares held directly and (ii) 55,231 shares held by Skylark Foundation.

                               Page 8 of 9 pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13D has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Schedule 13D appears below hereby appoints each of Bob Marbut, Dean H. Blythe and Harry T. Hawks as his or its attorney-in-fact with full power to act alone, with full power of substitution or resubstitution, for him or it in his or its name, place and stead, in any and all capacities to sign on his or its behalf, individually and in the capacities stated below, and to sign any and all amendments to this
Schedule 13D, which amendment or amendments may make such changes and additions as such attorney-in-fact may deem necessary or appropriate and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes, may lawfully do or cause to be done by virtue hereof.


                              SKYLARK FOUNDATION


                              By:   /s/ Blake Byrne
                                    --------------------------------------------
                                    Name:   Blake Byrne
                                    Title:  Chairman of the Board and
                                            Chief Financial Officer



                              /s/ Blake Byrne
                              --------------------------------------------------

                               Page 9 of 9 pages